United States securities and exchange commission logo





                              May 9, 2023

       Shuang Wu
       Chief Executive Officer
       WORK Medical Technology LTD
       Floor 23, No. 2 Tonghuinan Road
       Xiaoshan District, Hangzhou City, Zhejiang Province
       The People   s Republic of China

                                                        Re: WORK Medical
Technology LTD
                                                            Registration
Statement on Form F-1
                                                            Filed April 27,
2023
                                                            File No. 333-271474

       Dear Shuang Wu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1, Filed April 27, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 66

   1. We note the increase in accounts receivable of $4,234,997 was due to the "liquidation difficulties of our
customers under the impact of pandemic." Since accounts receivable is significant when
compared to total current assets, please describe for us in further detail the liquidation
difficulties you reference and tell us the amount of accounts receivable that have been subsequently
collected in cash.
 Shuang Wu
FirstName  LastNameShuang
WORK Medical    Technology Wu
                           LTD
Comapany
May  9, 2023NameWORK Medical Technology LTD
May 9,
Page 2 2023 Page 2
FirstName LastName

2. We note accounts receivable, net increased from $302,424 to $3,287,817, whereas revenue decreased 57%. We also note bad debt as a percentage of revenue increased from
         0.2% to 6.4%. In light of these year-over-year changes, please revise your revenue recognition accounting policy in the notes to the financial statements to specifically address your revenue recognition accounting policy for sales made to distributors. As part of your accounting policy, address why it is appropriate to recognize revenue upon transfer and acceptance of the products to your distributors, and not upon sell through by the distributors to the end customers. In addition, disclose the specific payment terms your offer your distributor customers and whether you offer your distributors any rights of return or refunds. Lastly, describe for us the facts and circumstances surrounding the bad debt recorded during the year ended September 30, 2022.
3. Please clarify your disclosure on page 86 to quantify the amount of revenue attributable to distributor customers for each year.
4. We note on page F-22, note (3), that amounts due from related parties include accounts receivable for selling medical consumables. Please separately disclose on the face of the consolidated balance sheets Accounts receivable - Related Party. Similarly, disclose on face of the consolidated statements of income the amount of revenue attributable to related parties, as set forth on page F-23.
Related Party Transactions, page 121

5. We note your statement on page 121: "All the loans to related parties are expected to be repaid in full before the public filing of this registration statement, but will be depicted as
         outstanding in the Group   s financial statements through September
30, 2022." Now that
         you have made your public filing of this registration statement please update this disclosure to state whether these related party loans have been repaid in full.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.
 Shuang Wu
WORK Medical Technology LTD
May 9, 2023
Page 3

                                           Sincerely,

FirstName LastNameShuang Wu                Division of Corporation Finance
                                           Office of Industrial Applications
and
Comapany NameWORK Medical Technology LTD
                                           Services
May 9, 2023 Page 3
cc:       Ying Li, Esq.
FirstName LastName